Law Office of

CHRISTOPHER A. KOZLOWSKI

30 Vail Place at Rahway Train Station Plaza

P.O. Box 167-D Rahway, NJ 07065

(732) 388-0281

Fax: (732) 381-5312

www.kozlowskilegal.com

March 8, 2017

Buy Smart Storage Solutions Corp.

6124 Pasadena Point Boulevard S Gulfport, FL 33707

Re:  Opinion of Counsel – Offering Statement on Form 1-A for

Buy Smart Storage Solutions Corp.

Offering of up to 5,000 Convertible Notes at $1,000.00 per Note

Ladies and Gentlemen:

I have been engaged as counsel to render a legal opinion with regard to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to five thousand (5,000) Convertible Notes to be sold by Buy Smart Storage Solutions Corp., a  Delaware corporation.

In connection with the opinion contained herein, I have examined the offering statement, the articles of incorporation and bylaws, the minutes of meetings of its board of directors, as well as all other documents necessary to render an opinion. In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, I am of the opinion that the convertible notes being sold pursuant to the offering statement are duly authorized and will be, when issued in  the manner described in  the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

I further consent to the use of this opinion as an exhibit to the offering statement.

Very truly yours,

/s/ Christopher A. Kozlowski, Esq.   Christopher A. Kozlowski, Esq.